

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2022

Osman Ahmed
Chief Executive Officer
Founder SPAC
11752 Lake Potomac Drive
Potomac, MD, 20854

   Re: Founder SPAC
     Registration Statement on Form S-4
     Filed February 1, 2022
     File No. 333-262465

Dear Mr. Ahmed:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus, page 20

1. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

2. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

3. Please clarify whether your underwriting fees are adjusted based on redemptions. As applicable, revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Redemption Rights, page 24

4. Please revise your disclosures here and throughout the filing to show the potential impact of a range of interim levels of redemptions, as opposed to only the "no redemption scenario" and "maximum redemption scenario."

Risk Factors, page 38

5. Please disclose any risks related to your status as an emerging growth company and a smaller reporting company, such as the risk that your financial statements may not be comparable to those of other public companies, that you will not be required to provide an assessment of the effectiveness of your internal controls over financial reporting until your second annual report after your initial public offering and that an auditor attestation of management's evaluation of effectiveness of the internal controls is not required as long as you are an emerging growth company and/or a smaller reporting company. Furthermore, disclose the events that may cause you to lose your emerging growth company status.

6. Please disclose the risks, conditions and uncertainties associated with the contingent right to receive Earn-Out Interests, with respect to both Founder and Rubicon, such as any increased risk of litigation, any execution risks, or potential negative effects.

7. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

8. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

9. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

10. Please revise to include a risk factor discussing the exclusive forum provision in Rubicon Technologies, Inc.'s certificate of incorporation. Your risk factor should clearly describe the exclusive forum provision, applicability to causes of action arising under the Securities Act or the Exchange Act and the potential consequences to stockholders from this provision.

<u>A large percentage of our revenue is tied to a small number of customers..., page 46</u>

11.   We note your disclosure that you derived approximately 28% of your revenue and 23% of your aggregate accounts receivable and contract assets from two customers in the year ended December 31, 2020. Please disclose the material terms of your agreement with each customer, including the term, termination provisions and any minimum purchase requirements.

<u>The Initial Shareholders who own Founder Class B Shares..., page 53</u>

12.   We note that the Initial Shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

<u>Proposal 1 -- The Business Combination Proposal</u>
<u>Background of the Business Combination, page 68</u>

13.   Please describe how Rubicon was identified as the target and by whom, and how the negotiations were started and by whom (e.g., by Founder or by Rubicon). Please also describe any discussions relating to the assumptions underlying any target projections.

14.   Please disclose if the sponsor, a member of management or any affiliates have a track record with SPACs, and provide balanced disclosure about this record and the outcomes of the prior transactions as applicable. Please also disclose if the sponsor has other SPACs in the process of searching for a target company, whether the sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached.

15.   Discuss the underlying reasons for the parties negotiating the contingent right to receive Earn-Out Interests.

<u>Interests of Certain Persons in the Business Combination--Founder, page 86</u>

16.   Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

17.   Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments and Assumptions to the Unaudited Pro Forma..., page 123

18.   Please revise your discussion of adjustments (m) and (dd) to provide a more fulsome explanation of how the amounts of the adjustments were calculated. To the extent there is information in the "Voting Power and Implied Ownership" section that would be helpful for a reader to understand these pro forma adjustments, that information should be provided in the pro forma footnote disclosure.

Management's Discussion & Analysis of Financial Condition & Results of Operations...
Recent Accounting Pronouncements, page 144

19.   You disclose on the cover page that you are an emerging growth company. Please disclose if you have elected to take advantage of the extended transition period under the JOBS Act for complying with new or revised accounting standards. If so, for each recently issued accounting standard that will apply to your financial statements, please revise your disclosures here and elsewhere as appropriate to disclose the date on which adoption is required for non-EGCs and the date on which you will adopt the recently issued accounting standard, assuming you remain an EGC as of that date. Please refer to SAB Topic 11M.

Information about Rubicon, page 145

20.   Please disclose the percentage of your revenues that are generated by sales to government entities for the periods presented. Further, you state on page 146 that your customers include Apple, Dollar General, Starbucks, Walmart, Chipotle, and FedEx. To provide context regarding the significance of these customers, please disclose whether these customers are representative of your broader customer base.

Rubicon's Solution, page 149

21.   In your discussion of changes in service revenues for the three and nine months ended September 30, 2021 compared to the September 30, 2020, you make references to retail and logistics customers. Please revise your discussion of Rubicon's business to explain how you define retail and logistics customers in the context of waste generators, haulers and recyclers described on page 151.

22.   We note your reference on page 169 to higher revenues from sales of recyclable commodities due to an increase in customers launching new recyclable commodities program. Please revise to more fully describe your recyclable commodities programs with customers, including your performance obligations and typical contract terms.

Depth & Quality of Hauling & Recycling Network Benefits All Constituent Parties, page 155

23.   Please revise your disclosures to clarify, as you do on page 152, that the buying consortium program has not yet been monetized.

Key Metrics and Non-GAAP Financial Measures, page 163

24. To avoid giving undue prominence to non-GAAP financial measures, please revise to move your presentation of these measures so that they appear after the presentation and discussion of historical result of operations on a GAAP basis. Please refer to Question 102.10 of our Non-GAAP Compliance and Disclosure Interpretations (C&DIs).

25. Please revise your discussion of annualized recurring revenue to clarify if it includes both service revenues and recyclable commodity revenues.

26. Regarding your methodology for calculating annualized recurring revenue, please clarify what it means to "pro forma for the full impact of any customer acquisitions effected within the current twelve-month period" and explain why it is appropriate to do so. In this regard, it is unclear why it is necessary to pro forma any revenue if you are annualizing all revenue under contract as of the period end. Similarly revise your disclosures concerning the calculation of the non-GAAP measure identified as "annualized recurring net revenue."

27. Your presentation of the non-GAAP measure "net revenues" appears to adjust GAAP revenues recognized on a gross basis to exclude marketplace vendor costs and thus present revenues as if they were recognized on a net basis. Please explain to us why you believe this non-GAAP measure does not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Refer to Question 100.04 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

28. Expand your disclosure of the calculation of annualized recurring net revenue to address the calculation of each of the non-GAAP components used to calculate this measure. With respect to the calculation of annualized marketplace vendor costs, clarify if these costs are determined based upon the services under contract as of the period end.

29. Reconcile annualized recurring net revenue to the most directly comparable GAAP financial measure.

30. Regarding the non-GAAP measure "adjusted EBITDA margin," please disclose the most comparable financial measure calculated in accordance with GAAP.

Results of Operations, page 167

31. For each period presented, we note that product development costs have increased at least 20% from the comparable prior period. Your disclosures indicate that the increases are attributable to higher development support costs and employee-related costs. Please revise to provide specific reasons why development support costs and employee-related costs have increased. For example, it is unclear if these costs pertain to your digital platform offerings or some other product. Please also revise to clarify the extent to which you expect these higher costs to continue within the next 12 months. Please refer to Item 303(b)(2)(ii) of Regulation S-K.

Comparison of the nine months ended September 30, 2021 and 2020, page 169

32. Where there are multiple factors impacting fluctuations in results of operations, please revise to separately quantify the impact of each factor. For example, we note this issue in your discussion of changes in service revenue here and on page 170. Please refer to Item 303(b)(2)(i) of Regulation S-X.

Liquidity and Capital Resources, page 171

33. We note your discussion of a new software subscription agreement with Palantir Technologies, Inc. that will require a payment of $9.1 million in the next 12 months. Please revise to more fully describe how this contract will support your business. Please also revise to disclose how you anticipate the costs of this contract will impact trends in your results of operations and/or financial condition. Please refer to Item 303(b) of Regulation S-K.

Annex B, page B-1

34. Please revise Section 11.1 of your certificate of incorporation to clarify that the exclusive forum provision will not apply to claims under the Exchange Act or advise.

Audited Financial Statements for Rubicon Technologies, LLC
Note 1 - Nature of Operations and Summary of Significant Accounting Policies
Revenue Recognition, page F-34

35. You disclose on page 155 that the majority of Rubicon's revenue is generated via its digital marketplace platform. However, your revenue disclosures do not explain the nature of your contracts with customers for SaaS offerings and also don't address the typical terms of these contracts. It is also unclear if your arrangements include multiple performance obligations such as hardware, software licenses, software updates, and/or support. If your arrangements include multiple performance obligations, please revise to disclose how you determined the transaction price and allocated the transaction price to each performance obligation. Please refer to ASC 606-10-50-12 through 50-21 and revise your disclosures accordingly.

36. As a related matter, please supplementally quantify the amount of revenue derived from waste removal, waste management and consultation services, platform subscriptions and the purchase and sales of recyclable commodities for all period presented. Please tell us how you considered providing this information as part of your disaggregated revenue disclosures on page F-45. Please refer to ASC 606-10-55-89 through 55-91.

37. Please revise your disclosures regarding recyclable commodity revenue to explain how you account both for recycling rebates issued to customers and rebates you receive when disposing of recycled commodities.

38.   We note your disclosure on page F-35 that you have determined you are the principal in most arrangements. For each of the services you perform (waste removal, waste management and consultation services, platform subscriptions and services involving the purchase and sales of recyclable commodities), please tell us the following so that we may better understand your revenue recognition policies:
   •   Clearly identify the customer, end user and any third parties involved in providing the service;
   •   To the extent third parties are involved in providing the service, please compare and contrast your responsibilities with those of the third party;
   •   Describe the contract terms, including the length of the contract and your performance obligations under the contract (refer to ASC 606-10-25-19 through 25-22); and
   •   Provide us with an analysis explaining how you considered ASC 606-10-55-39 in determining that you control the specified goods or services before they are transferred to the customer.

General

39.   We note the disclosures throughout your proxy statement/prospectus regarding your company's election to have its performance, accountability and transparency measured against criteria established by B Lab and B Lab's designation of the company as a "Certified B Corporation." Please file the Rule 436 consent of B Lab to being named in the registration statement and to the references to its designation of the company as a "Certified B Corporation."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: James R. Brown